Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Terra Industries Inc.
Commission File No.: 001-08520
On March 25, 2009, Terra Industries Inc. (the “Company”) began using the following presentation in discussions with investors and posted it on the Company’s website (www.terraindustries.com):

Terra Industries Inc. Delivering shareholder value March 2009 Presented by: Michael Bennett, President and CEO

Forward-Looking Statements Certain statements in this presentation may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions are used to identify these forward-looking statements. These include, among others, statements relating to: changes in financial markets, general economic conditions within the agricultural industry, competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in environmental and other government regulation, and changes in agricultural regulations Additional information as to these factors can be found in Terra's 2008 Annual Report/10-K, in the section entitled "Business," "Legal Proceedings," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Notes to the consolidated financial statements.

Important information and where to find it On March 20, 2009, Terra filed with the Securities and Exchange Commission (the "SEC") a revised preliminary proxy statement in connection with its 2009 Annual Meeting, which is available free of charge at the SEC's website at www.sec.gov and Terra's website at www.terraindustries.com. Terra plans to file with the SEC and mail to its shareholders a definitive proxy statement in connection with its 2009 Annual Meeting. Investors and security holders are urged to read the revised preliminary proxy statement, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents (when available) that Terra files with the SEC at the SEC's website at www.sec.gov and Terra's website at www.terraindustries.com. In addition, the definitive proxy statement and other documents filed by Terra with the SEC may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000. This presentation is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer proposed by CF Holdings Industries, Inc. referred to in this presentation, Terra has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that Terra files with the SEC in connection with the exchange offer at the SEC's Web site at www.sec.gov and Terra's Web site at www.terraindustries.com. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by Terra with the SEC in connection with the exchange offer may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000. Important Additional Information

Certain information concerning participants Terra, its directors and executive officers may be deemed to be participants in the solicitation of Terra's security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra's Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its revised preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on March 20, 2009. To the extent holdings of Terra securities have changed since the amounts printed in the revised preliminary proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals can also be obtained from the revised preliminary proxy statement relating to the 2009 Annual Meeting, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting when it is filed by Terra with the SEC. These documents (when available) may be obtained free of charge from the SEC's Web site at www.sec.gov and Terra's Web site at www.terraindustries.com. Important Additional Information (cont'd)

Terra is a strong investment proposition The leading pure play nitrogen producer with focus on more stable, higher margin products Track record of using cash to add value Strong nitrogen industry fundamentals Experienced management team with track record of delivering shareholder value Well positioned to capture growth Strong financial position Solid liquidity position

The leading pure-play nitrogen company with focus on more stable, higher margin products Leading pure play producer of nitrogen fertilizer Serves both agriculture and more stable industrial customers Upgrades significant portion of ammonia capacity to higher value- added products Focus on higher margin products vs. ammonia and urea Facilities ideally located to take advantage of low-cost natural gas and favorable transportation costs Source: Terra management. 2008 customer mix by revenue 2008 product mix by revenue 2008 revenue: $2,891 million 2008 revenue: $2,891 million

Well positioned to capture growth Upgrading enables greater growth and is designed to add value Source: Terra management. Notes: At 100% capacity. Includes additional Woodward UAN capacity (planned by end of 2010). Excludes Trinidad and and UK joint ventures. Terra upgrades a significant portion of its ammonia capacity to leverage exposure to faster growing, higher margin products (thousands of short tons)

Well positioned to capture growth Increased exposure to UAN Expanding Woodward facility UAN capacity from 300,000 tons to 825,000 tons Positions Terra to take advantage of continued growth in UAN UAN is the fastest growing nitrogen sub-sector in North America CF has increased exposure to slower growing urea Indexed North America UREA & UAN Volume (2003 = 100) (consumption + exports) Source: Fertecon.

Well positioned to capture growth UAN commands a premium Price differentials - UAN / UREA and UAN / Ammonia Source: Blue, Johnson & Associates. Margin contribution on UAN is significantly higher than Urea

Strong nitrogen industry fundamentals Agricultural business is projected to grow over the next 10 years Planted acres of corn (acres in millions) Source: USDA. Nitrogen is required each year to fertilize crops, unlike phosphate and potash whose application can be discretionary Nitrogen consumption is expected to be robust, driven by planted acres of corn

Strong nitrogen industry fundamentals Stable margin industrial and growing environmental businesses Industrial Chemicals Leading North American producer of ammonia and derivatives such as: Ammonium nitrate as a blasting product for mining applications Nitric Acid as a raw material for nylon fibers, polyurethane foams, specialty fibers, and other nitrogen products Environmental Technologies Leader in NOx abatement reagents The leading North American diesel exhaust fluid ("DEF") producer Dedicated DEF production capacity Dedicated technical team Full supply chain oversight Stable margin business Growth driven by increased emission reduction requirements

Strong financial position Track record of financial performance Total revenue EBITDA '04-'08 CAGR: 22% (1) 2007 Terra EBITDA pro forma for sale of Beaumont facility in July 2007 and reclassification of UK JV operations to equity earnings which represents a pro forma reduction of $336 million sales and $53 million EBITDA. 2004 not pro forma for Mississippi Chemical transaction. '04 - '08 CAGR: 47% Source: Terra management. Figures as reported. Note: See EBITDA reconciliation to net income on page 31 and GAAP Reconciliation Disclosure on page 30. ($ in millions) ($ in millions)

Experienced management team with track record of actively delivering shareholder value

Track record of creating shareholder value through:

- Increase upgrading capacity at existing facilities
- Expand business lines that generate predictable margins/decrease volatility in business model:
  - Terra Environmental Technologies
  - Yazoo City modifications/Orica agreement
  - Deepwater terminals
- Divesting non-core assets
  - Blytheville terminal
  - Beaumont methanol
- Proven ability to execute external growth opportunities
  - Mississippi Chemical acquisition
  - UK joint venture with Kemira
  - ICI UK acquisition
  - Agriculture, Minerals & Chemicals (AMC) acquisition

Total shareholder return



1,900
1,700
1,500
1,300
1,100
900
700
500
300
100
Indexed Price
717%
338%
1/1/04
1/14/05
2/1/06
2/16/07
3/4/08
3/20/09
Terra Industries Inc.
North American Fertilizers

Source: Factset.
Note: Dividends included on ex-date.
North American Fertilizer index is market cap weighted and includes Agrium, CF Industries, Mosaic, Intrepid Potash and PotashCorp.

March 2009

Terra

12

Solid liquidity position Liquidity position (03/03/09) (1) Pursue a disciplined capital program, focused on: Improving efficiency Reducing costs Continuously focus on low-cost production Generate significant cash flow over the cycle Ensure adequate liquidity through the cycle Strong balance sheet in a credit constrained market Financial objectives Source: Terra management. (1) Net of $6.6 million L/Cs. No illiquid or auction rate securities ($ in millions)

Track record of using cash to add value Recent and future initiatives Woodward UAN capacity expansion Improves long-term earnings Expanded / extended share buyback At December 31, 2008, 7.4 million shares remained available under the 12.8 million share buyback program Restarted idled Donaldsonville facility Instituted quarterly 10¢ common share dividend Potential opportunities Continue to evaluate projects to increase upgrading capacity at additional Terra facilities Continue to invest in efficiency Always open to acquisition opportunities consistent with our strategy Capital allocations 2004-2008 $847 million Source: Terra management.

Terra's strategy is right for the current environment and for potential future cycles Terra's strategy for managing the current environment Why we're optimistic Farm incomes projected to remain strong Agriculture fundamentals remain positive Global population and demand for more protein continues to grow Global grain inventories are low Terra's industrial business focuses on mining, power generation and government-mandated emissions reduction, so is somewhat insulated from effects of an economic slowdown Competitors are now even less likely to build new capacity due to uncertain economic outlook and significant differential between cost to buy vs. build Terra is well-positioned throughout industry cycles North American assets have competitive advantages in natural gas and freight costs Terra is financially solid Management has successfully navigated the Company through previous cycles Manage production to meet demand, keeping inventories low Leverage advantageous gas pricing in energy markets Use cash reserves to reinvest in the Company through capital projects and/or strategic opportunities

Terra will deliver greater value for its shareholders Strong balance sheet with cash reserves Product mix oriented to the growth trends in upgraded products for agricultural and industrial businesses Environmental Technologies business, which is uniquely positioned for revenue and margin growth Sufficient scale to efficiency manage supply in the context of demand fluctuations Diverse customer and business mix without significant customer or business concentrations Geographic asset diversification and lower transportation costs to end-users Pure play focus on nitrogen products

CF's inadequate proposals

Background to CF's inadequate proposals On February 23, 2009, CF commenced an unsolicited exchange offer for all of the outstanding common shares of Terra at a fixed exchange ratio of 0.4235 CF common shares for each Terra common share On March 3, 2009, after careful review and consideration with its financial and legal advisors, the Board unanimously concluded that the exchange offer does not present a compelling case to create additional value for the shareholders of either Terra or CF, substantially undervalues Terra on an absolute basis and relative to CF and is not in the best interests of Terra and its shareholders. Accordingly, the Board unanimously recommended that Terra's shareholders reject the exchange offer and not tender their Terra common shares in the exchange offer On March 9, 2009, CF sent a letter to Terra stating that CF would be prepared to enter into a negotiated merger agreement with Terra on the basis of an exchange ratio based on $27.50 for each Terra common share, with an exchange ratio of not less than 0.4129 of a CF common share and not more than 0.4539 of a CF common share On March 11, 2009, after careful consideration with its financial and legal advisors, the Board unanimously concluded that CF's March 9 proposal continues to run counter to Terra's strategic objectives, substantially undervalues Terra both absolutely and relative to CF and would deliver less value to Terra's shareholders than would owning Terra on a stand-alone basis On March 23, 2009, CF sent a letter to Terra stating that CF would be prepared to enter into a negotiated merger agreement with Terra with an exchange ratio based on $30.50 for each Terra common share, with an exchange ratio of not less than 0.4129 of a CF common share and not more than 0.4539 of CF common share, the same collar as in CF's March 9 proposal On March 24, 2009, after careful consideration with its financial and legal advisors, the Board unanimously concluded that CF's March 23 proposal continues to run counter to Terra's strategic objectives, substantially undervalues Terra both absolutely and relative to CF and would deliver less value to Terra's shareholders than would owning Terra on a stand-alone basis

Reasons for the Board's recommendation A combination with CF runs counter to Terra's strategic objectives which are designed to provide substantial value differentiators to Terra's shareholders CF's proposals are opportunistic and substantially undervalue Terra on both an absolute basis and relative to CF CF's projected synergies claims are aggressive and the combination is subject to substantial execution risk Terra will deliver greater value for its shareholders than CF's proposals A combination with CF would expose Terra shareholders to risks associated with the phosphate fertilizer market without compelling scale in that nutrient CF's proposals are highly conditional, creating significant uncertainty for Terra's shareholders Lack of CF management experience in integrating acquisitions Notional value of most recent CF proposal is illusory as CF share price is inflated by Agrium offer

Timing of CF's inadequate proposals is opportunistic Source: FactSet. CF proposals: 0.4129x - 0.4539x CF makes original offer CF's proposals made at a time when Terra's stock price was temporarily depressed relative to CF's which was largely influenced by a spike in phosphate operations No premium to long-term historical trading ranges Average 2006: 0.4407x Average 2007: 0.4303x Since CF IPO: 0.4058x Agrium makes offer for CF

Terra's more stable and higher margin product portfolio ... Observations Shifts Terra's business focus away from high growth UAN and AN towards urea and ammonia .... is diluted by a transaction with CF Terra Reduces Terra's diversification and increases exposure to agricultural cyclicality Source: Terra management and CF public filings. Note: Pie charts based on revenue. CF Nitrogen 2008 revenue: $2,891 million 2008 revenue: $2,591 million

Terra is exposed to advantaged geographies and feedstocks Response Terra has deliberately located its core manufacturing assets away from the U.S. Gulf Coast, where import competition is most severe 65% of Terra's total ammonia production volume is located inland or in gas advantaged regions United Kingdom Trinidad and Tobago Terra Production CF Production Note: Shaded states indicate Cornbelt. Terra's production is ideally situated to serve the cornbelt and CF would add no significant diversification geographically

Terra has exhibited superior nitrogen performance Adjusted nitrogen earnings(1) ($ in millions) Source: Terra management. Note: See page 32 for reconciliation of Terra adjusted nitrogen earnings to total revenue and CF adjusted nitrogen earnings to net sales - nitrogen segment and GAAP Reconciliation Disclosure on page 30. Figures shown are as reported. (1) Terra's adjusted nitrogen earnings defined as: Total revenue less cost of sales plus equity in earnings of unconsolidated affiliates less minority interest. CF's adjusted nitrogen earnings defined as: Net sales - nitrogen segment less cost of sales - nitrogen segment plus equity in earnings of unconsolidated affiliates (net of tax) less minority interest. (2) Terra's 2004 nitrogen earnings pro forma for Mississippi Chemical Corporation acquisition. (2)

Domestic phosphate consumption has remained flat over the past 10 years (1999-2008 CAGR: 0.6%)(1) U.S. phosphate market relies on exports to remain profitable Meaningful volatility in sulfur and phosphate rock pricing CF lacks compelling scale in phosphate fertilizer market Global phosphoric acid capacity Source: IFDC Worldwide Phosphoric Acid Capacity Listing by Plant, Dec. 2008. (1) USDA.

Terra's replacement cost value Even considering replacement cost, CF's proposals are inadequate Approximately two-thirds of Terra's replacement cost is not reflected in CF's proposals CF's proposals are approximately one-third of Terra's estimated replacement cost of assets (2) Source: Terra management. (1) As of March 20, 2009. (2) As of February 24, 2009. February 24, is the day prior to Agrium's offer for CF. ($ in billions) (1) (1)

Conclusion

Terra is a strong investment proposition The leading pure play nitrogen producer with focus on more stable, higher margin products Track record of using cash to add value Strong nitrogen industry fundamentals Experienced management team with track record of delivering shareholder value Well positioned to capture growth Strong financial position Solid liquidity position

CF's proposals are inadequate CF's proposals are opportunistic Terra's more stable and higher margin product portfolio is diluted by a transaction with CF CF would add no significant diversification geographically Terra has exhibited superior nitrogen performance CF lacks compelling scale in phosphate fertilizer market

Questions / Answers

GAAP Reconciliation Disclosure Terra prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes that certain non-GAAP financial measures used to manage Terra's business that fall within the meaning of Regulation G (Disclosure of Non-GAAP Financial Measures) of the SEC may provide users of the financial information with additional meaningful information. Terra has provided EBITDA and adjusted nitrogen earnings, which are non-GAAP financial measures. Terra's management evaluates it business and makes certain operating decisions using these adjusted numbers. A reconciliation between GAAP and the non-GAAP measure is provided. These non-GAAP measures should not be considered a substitute for GAAP measures.

Reconciliation of EBITDA Terra Industries ($ in millions) Source: Terra management.

Reconciliation of adjusted nitrogen earnings Terra Industries ($ in millions) CF Industries ($ in millions) Source: CF public filings. Source: Terra management.